11.	LEGAL PROCEEDINGS
Beginning in October 2003, Federated Investors,
 Inc. and various subsidiaries thereof (including the advisers and distributor for various investment companies, collectively, "Federated"), along with various investment companies sponsored by Federated ("Funds") were named as defendants in several class action lawsuits now pending in the United States District Court for the District of Maryland seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning
November 1, 1998.  The suits are generally similar
 in alleging that
Federated engaged in illegal and improper trading
 practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. Federated and various Funds have also been named as defendants in several additional lawsuits, the majority of which are now pending in the United States District Court for the Western District of Pennsylvania, alleging, among other things,
excessive advisory and rule 12b-1 fees, and seeking damages of unspecified amounts. The Board of the Funds has retained the law firm of
Dickstein Shapiro Morin & Oshinsky LLP
to represent the Funds in these lawsuits.
Federated and the Funds, and their respective counsel, are reviewing the allegations and will respond appropriately.
Additional lawsuits based upon similar
 allegations may be filed in the future.
 The potential impact of these recent
lawsuits and future potential similar
suits is uncertain.  Although we do not
 believe that these lawsuits will have a
material adverse effect on the Funds,
 there can be no assurance that these
 suits, the ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions,
reduced sales of Fund shares, or other
 adverse consequences for the Funds.